Pursuant to Rule 433

Registration No. 333-286436

October 22, 2025

GATX Corporation

PRICING TERM SHEET

October 22, 2025

Issuer:	GATX Corporation

Pricing Date:	October 22, 2025

Expected Settlement Date*:	October 24, 2025 (T+2)

Expected Ratings**:	Moody’s: Baa2 (Positive) / S&P: BBB (Stable) / Fitch: BBB+ (Stable)

Security:	5.500% Senior Notes due 2035 (the “New 2035 Notes”)	6.050% Senior Notes due 2054 (the “New 2054 Notes”)

Qualified Reopening:	The New 2035 Notes offered hereby constitute a further issuance of the 5.500% Senior Notes due 2035, of which $500,000,000 aggregate principal amount was issued on February 6, 2025 (the “Existing 2035 Notes”). The New 2035 Notes will form a single series with the Existing 2035 Notes and will have the same terms other than the initial offering price. Immediately upon settlement, the New 2035 Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing 2035 Notes. Upon completion of this offering, an aggregate $700,000,000 of 5.500% Senior Notes due 2035 will be outstanding.	The New 2054 Notes offered hereby constitute a further issuance of the 6.050% Senior Notes due 2054, of which $400,000,000 aggregate principal amount was issued on June 5, 2024 (the “Existing 2054 Notes”). On February 6, 2025, the Company offered an additional $300,000,000 aggregate principal amounts of the Existing 2054 Notes pursuant to the Indenture in a qualified reopening. The New 2054 Notes will form a single series with the Existing 2054 Notes and will have the same terms other than the initial offering price. Immediately upon settlement, the New 2054 Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing 2054 Notes. Upon completion of this offering, an aggregate $900,000,000 of 6.050% Senior Notes due 2054 will be outstanding.

Size:	$200,000,000	$200,000,000

Maturity Date:	June 15, 2035	June 5, 2054

Coupon:	5.500%	6.050%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2025	June 5 and December 5, commencing December 5, 2025

Benchmark Treasury:	UST 4.250% due August 15, 2035	UST 4.750% due May 15, 2055

Benchmark Treasury Price and Yield:	102-11+ / 3.957%	103-12 / 4.541%

Spread to Benchmark Treasury:	+105 basis points	+115 basis points

Re-Offer Yield:	5.007%	5.691%

Price to Investors[1]:	103.656%	104.998%

Redemption:

At any time prior to March 15, 2035 (three months prior to the maturity date) (the “Existing 2035 Notes Par Call Date”), at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the Existing 2035 Notes to be redeemed; or (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the New 2035 Notes matured on the Existing 2035 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest on the New 2035 Notes being redeemed to, but excluding, the redemption date.

At any time on or after the Existing 2035 Notes Par Call Date, we may redeem the New 2035 Notes at a redemption price equal to 100% of the principal amount of New 2035 Notes being redeemed.

At any time prior to December 5, 2053 (six months prior to the maturity date) (the “2054 Par Call Date”), at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the Existing 2054 Notes to be redeemed; or (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the New 2054 Notes matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest on the New 2054 Notes being redeemed to, but excluding, the redemption date.

At any time on or after the 2054 Par Call Date, we may redeem the New 2054 Notes at a redemption price equal to 100% of the principal amount of New 2054 Notes being redeemed.

CUSIP/ISIN:	361448BS1 / US361448BS11	361448BR3 / US361448BR38

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC BMO Capital Markets Corp.	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC CIBC World Markets Corp.

Senior Co-Managers:	CIBC World Markets Corp. KeyBanc Capital Markets Inc. PNC Capital Markets LLC Regions Securities LLC U.S. Bancorp Investments, Inc.	BMO Capital Markets Corp. Huntington Securities, Inc. KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Huntington Securities, Inc. Loop Capital Markets LLC M&T Securities, Inc. MUFG Securities Americas Inc. Siebert Williams Shank & Co., LLC	Loop Capital Markets LLC M&T Securities, Inc. MUFG Securities Americas Inc. Regions Securities LLC Siebert Williams Shank & Co., LLC

*

We expect to deliver the Securities on or about October 24, 2025, which will be the second business day following the date of this term sheet (“T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the date of this term sheet may be required, by virtue of the fact that the Securities initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or Morgan Stanley & Co. LLC at 1-866-718-1649.

[1]

Without giving effect to (a) $3,941,666.67 in accrued interest that must be paid to the purchasers of the Existing 2035 Notes from June 15, 2025 to, but excluding, the issuance date and (b) $4,671,944.44 in accrued interest that must be paid to the purchasers of the Existing 2054 Notes from June 5, 2025 to, but excluding, the issuance date.